UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2019
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]            Form 40-F  [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On September 18, 2019, the independent members of the board of directors (the “Board”) of Hermitage Offshore Services Ltd. (the “Company”) appointed Ms. Marianne Lie as lead independent director. In addition, the Board:

1.
increased the size of the Company’s audit committee from two to three members, and appointed Mr. Bjarte Boe as a member thereof, effective as of the same date. The Board has determined that Mr. Boe is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual (an “Independent Director”);

2.
formed a compensation committee (the “Compensation Committee”), and appointed Mr. Paul J. Hopkins, Mr. David M. Workman and Ms. Marianne Økland as members (and Mr. Hopkins as chair) thereof, effective as of the same date. The Board has determined that Mr. Hopkins, Mr. Workman and Ms. Økland are Independent Directors; and

3.
formed a nominating and corporate governance committee (the “Governance Committee”), and appointed Ms. Lie, Mr. Workman and Mr. Boe as members (and Ms. Lie as chair) thereof, effective as of the same date. The Board has determined that Ms. Lie, Mr. Workman and Mr. Boe are Independent Directors.

The biographical information for the Compensation Committee and Governance Committee members, aside from Mr. Boe, is included in the Company’s annual report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2019. The biographical information for Mr. Boe is included in the Company’s report on Form 6-K filed with the Commission on July 1, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: September 20, 2019	By:	/s/ Christopher Avella
Christopher Avella Chief Financial Officer